SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS


Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number: 000-30145
                        ---------


                        GLOBAL ASSETS AND SERVICES, INC.
                        --------------------------------
             (Exact name of registrant as specified in its charter)


FLORIDA                                               59-3723328
-------                                               ----------
(State or Other Jurisdiction                     (I.R.S. Employer Identification
of incorporation or organization)                Number)

13575 58th Street North, Suite 122, Clearwater, FL 33760
--------------------------------------------------------
(Address of principal Executive Offices Zip Code)


Registrant's telephone number, including area code: (727) 538-1434

                        GLOBAL ASSETS AND SERVICES, INC.
                       13575 58th Street North, Suite 122
                              Clearwater, FL 33760


INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                               September 21, 2004

GENERAL

         This Information Statement is being mailed on or about September 21, 2004 to the holders of record of the Common Stock, of Global Assets & Services, Inc., a Florida corporation (the "Company") as of the close of business on September 20, 2004. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors as a result of a change in control of the Company. The Company has issued 50,000,000 shares of the Company's Common Stock to the subscribing shareholder in consideration for $250,000, pursuant to a Subscription Agreement dated September 16, 2004 and entered into between the Company, Praise Direct Holdings Limited, and one of the directors of the Company ("Agreement").

         Pursuant to the purchase transaction, the Company will to have a total of approximately 89 million shares of its Common Stock outstanding, of which approximately 50,000,000 will be owned by Xu Kexi, the President and Chief Executive Officer. The balance will be in the public float or owned by the other prior shareholders of the Company, or by other unaffiliated parties. Bertram Cutler has resigned effective immediately. The two remaining members of the Board of Directors of the Company before the closing of the subscription under the Agreement (the "Current Directors") are being replaced by new members of the Board of Directors of the Company, Mr. Xu Kexi and Chan Yi Tung Alice Anastasia, also Treasurer and Secretary of the Company (collectively the "New Directors").

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

                      OUTSTANDING SHARES AND VOTING RIGHTS

         As of September 21, 2004, the Company had outstanding 88,997,767 shares of Common Stock outstanding. Each share entitles the holder to one vote.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 21, 2004, including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of September 21, 2004. In addition, the number of shares of the Company's Common Stock beneficially owned by each Current Director and officer of the Company, and the number of shares beneficially owned by the Current Directors and executive officers of the Company as a group, as of September 21, 2004, are disclosed below in the second table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.


Security Ownership of Certain Beneficial Owners

Name and Address                            Amount and Nature of                Percent of Common
of Beneficial Owner                         Beneficial Ownership                Stock Outstanding
-------------------                         --------------------                ------------------
                                                                                (Post Transaction)
Asia Glove, Inc.                            5,430,000                           6.1%
3816 W. Linebaugh Ave.,
Tampa, FL 33624
(Beneficial owners:
Chiharu Nagashima
Sayaka Nagaishima
Koki Nagashima
Shingo Nagashima
Kengo Nagashima)

Keystone Assets & Services, Inc.            5,000,000                           5.6%
3816 W. Linebaugh Ave.,
Tampa, FL 33624
(Beneficial Owner-Dane Chapman)

Xu Kexi (3)(5)                              50,000,000                          56%
F2, 1st Floor, Block F                      (Through Praise Direct
Beverly Hill, 6 Broadwood Road              Holdings LTD)
Happy Valley, Hong Kong






Chan Yi Tung Alice Anastasia (3)(5)         0                                   0%
229 Queen's Road East
8th Floor, Flat A
Wanchai, Hong Kong


Security Ownership of Management

Name of                                     Amount and Nature of                        Percent of Common
Beneficial Owner                            Beneficial Ownership                        Stock Outstanding
----------------                            --------------------                        -----------------
Saburo Oto (2)(1)                           2,566,665                                   2.8%
3816 W. Linebaugh Ave.,
Tampa, FL 33624

Frances McCrimmon (2)                       4,888,936                                   5.5%
3816 W. Linebaugh Ave.,                     (includes 1,345,200
Tampa, FL 33624                             shares owned by
                                            husband, Thomas
                                            McCrimmon)

Officers & Directors
as a Group                                  57,455,601                                  64%

(1) Includes 466,665 shares owned by Christine Oto and 700,000 owned by Vonnie
K. Oto of which Saburo Oto disclaims beneficial ownership.
(2) Resigning Director
(3) Officer
(4) Includes 2,930,000 shares owned by Asia Glove, Inc. of which Koki Nagashima is a controlling person and 2,700,000 owned personally by Koki Nagashima.
(5) New Director


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Directors and Executive Officers

         On September 20, 2004, Bertram Cutler, one of the Current Directors resigned as director of the Company. Saburo Oto and Frances McCrimmon, the two remaining Current Directors, will resign as directors of the Company with effective date thereof being ten days after the filing and mailing of this
Schedule 14f to the shareholders of the Company. Both Bertram Cutler and Saburo Oto have resigned the office of the President and the Secretary respectively on September 20, 2004. As part of the transactions contemplated by the Agreement, the number of members of the Board of Directors after the change of control are expected to be two, namely Xu Kexi and Chan Yi Tung Alice Anastasia, subject to the mailing of this Notice.

         Listed below are the Current Directors of the Company, (who have resigned effective ten days after the mailing of this Notice) followed by their business experience:

         Frances McCrimmon, 56, was appointed as a Director of Global Assets and Services, Inc. on September 13, 2002. Mrs. McCrimmon, a recently retired elementary school principal with 30 years experience with the Pasco County School System, resides in Wesley Chapel, FL. Mrs. McCrimmon attended the University of South Florida in Tampa, FL and earned a Bachelor's Degree in 1972 for Elementary Education and Exceptional Student Education; a Master's Degree in 1986 in Elementary Education; and a Master's Degree in Educational Leadership in 1992. Mrs. McCrimmon is currently employed as the lead teacher at the Academy at the Farm, a newly established charter school located in Dade City, FL. During Mrs. McCrimmon's tenure in Pasco County, she recruited and hired more than 400 employees, conducted staff development activities in Facilitative Leadership, Myers-Briggs Personality Profiles, Clinical Education, and worked with the Florida State Department of Education to develop curriculum for Exceptional Education students.

         Saburo (Steve) Oto is a former audit partner at Deloitte & Touche, an international accounting and consulting firm. Before he joined in 1994, as the president and CEO, in a privately-owned investment holding firm in Florida (a subsidiary of a Tokyo-Japan based company), he was the partner in charge of an international practice group of Delloite & Touche, primarily serving the major Japanese-owned businesses in Southern California with over 140 bilingual professionals. In 1998, he started his own consulting business. He holds a Finance degree from Brigham Young University and did post-graduate work at University of California, Los Angeles. In 2001, he joined the Company as one of the Company's directors and major shareholders.

New Directors and Executive Officers

         The following biographical information concerning the New Directors is provided.

         Mr. Xu Kexi, age 41, graduated from high school in Shanghai in 1982. Mr. Xu was the supervisor of the Shanghai Textile Company from 1982 to 1985, the Export Manager of Shengzhen China Import-Export Company from 1985-1990, the Manager of Shanghai Galaxy Film Limited from 1990-1996. From 1996 to the present, Mr. Xu has been the Chief Executive Officer of Shanghai Asia Loyalty Tradings Limited.

         Miss Chan Yi Tung Alice Anastasia, age 36, graduated in 1995 from the University of Minnesota, United States of America. She was the Administrative Manager of Minghua Group Holdings Limited, a company listed on NASD's Overt-the-Counter Bulletin Board in the United States of America until May 2002. In the past, Miss Chan has worked as the Sales Manager for the KYH Steel Co., Limited, a steel stocklist in Hong Kong, and as the Administrative Officer of B+B Asia Limited, a contractor in Hong Kong, with its parent company, located in Germany. At present, Miss Chan is a director of Genuisoft Limited, a company involved in the research, development, and production of remote surveillance monitoring, data security, and wireless communication systems.

         The New Directors have taken office on September 20, 2004. Mr. Xu Kexi, one of the New Directors or their associates beneficially owns 50,000,000 common shares of the Company. None of the New Directors has been involved in any trans-action with the Company or any of its Current Directors or officers that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission prior to date hereof.


Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4, or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

Executive Compensation

         The following table and notes set forth the annual cash compensation paid to Bertram Cutler, the President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, by Global Assets & Services, Inc., a Florida corporation during its fiscal years ended December 31, 2003, 2002, 2001, and 2000, respectively. No other executive officer received compensation in excess of $100,000 in any such year. Directors are not paid compensation.



                                                             Annual Compensation                        Long-Term
                                                                                                        Compensation
                                                                                                        Awards
Name and Principal         Fiscal      Salary     Bonus       Other Annual        Restricted            Securities      All Other
Position                   Year                               Compensation        Stock                 Underlying      Compensation
                                                                                  Award(s)($)           Options
------------------------------------------------------------------------------------------------------------------------------------
Bertram Cutler,            2003        0          0           0                   1,500,000(2)          0               0
President, Director        2002        0          0           0                   1,800,000(1)          0               0
                           2001        0          0           0                   400,000               0               0
Steve Oto,                 2003        0          0           0                   1,000,000(1)(2)       0               0
Secretary, Director        2002        0          0           0                   500,000               0               0
                           2001        0          0           0                   0                     0               0
Frances McCrimmon,         2003        0          0           0                   0                     0               0
Director                   2002        0          0           0                   0                     0               0
                           2001        0          0           0                   0                     0               0
Officers and Directors     2003        0          0           0                   2,500,000(1)(2)       0               0
as a Group                 2002        0          0           0                   5,300,000             0               0
                           2001        0          0           0                   0                     0               0

(1) Issued in lieu of salary.
(2) Includes 300,000 shares to Vonnie Oto.

LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings, as of date of this report and is no aware of any legal proceedings in which any Director, nominee, officer, or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


                      COMMITTEES AND MEETINGS OF THE BOARD

         During the fiscal year ended December 31, 2003, the Board of Directors held one regular meeting and executed several consents to action in lieu of meetings. All directors attended 100% of the meetings of the Board.

         The Company has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, although it plans to form one or more of those committees following the appointment of the New Directors. Prior to closing of the transaction under the Agreement, the Current Directors had not approved any Stock Option Plan.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Pursuant to the Agreement, Praise Direct Holdings Limited has agreed to purchase 50,000,000 common shares of Global Assets & Services, Inc., a Florida corporation. Praise Direct Holdings Limited is beneficially owned by Mr. Xu Kexi, who being one of the New Directors.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


September 21, 2004                 Global Assets & Services, Inc.


                                   By: \s\ Kexi Xu
                                       ----------------------------------------
                                            Kexi Xu, President